December 30, 2010

Mr. Kevin C. Rupert
Accountant
Securities and Exchange Commission
Washington, DC 20549

Re:      Capstone Church Capital Fund
    File Numbers:  811-21622 and 333-153482

Dear Mr. Rupert,

Ms. Carla Homer forwarded to me your comment letter relating to the Fund’s filings on Form 12b-25.

As you requested, the matters contained in your letter have been discussed with me, as the Fund’s Chief Compliance Officer, as well as the Fund’s Board of Directors, including all of the independent directors.

Amended versions of the notification on Form 12b-25, which include as an exhibit the required statement from the independent accountant, which was inadvertently omitted from the original filings, have now been filed via EDGAR.

The Fund’s Administrator has added an additional written step to their procedures to specifically cover any filings on Form 12b-25, which include specifically determining that any required exhibits are appropriate to the circumstance requiring the filing and are, in fact, attached as an exhibit to the form.

The mailing of the annual report has been delayed pending the auditors’ completion of their examination and release of their report.

Very truly yours,

/s/ Richard Nunn

Richard Nunn
Chief Compliance Officer
Capstone Church Capital Fund